Exhibit 2.7

ESCROW AGREEMENT

This ESCROW AGREEMENT (as the same may be amended or modified from time to time pursuant hereto, this “Agreement”) is made and entered into as of July 19, 2016, by and among each of the shareholders of the Company listed on Exhibit A hereto (the “Sellers”), Smith Micro Software, Inc., a Delaware corporation (“Buyer”, and together with Sellers, sometimes referred to individually as a “Party” or collectively as the “Parties”), and Computershare Trust Company, N.A. (the “Escrow Agent”).

WHEREAS, the Parties are concurrently herewith entering into that certain Share Purchase Agreement of even date herewith (the “Purchase Agreement”), pursuant to which Sellers have agreed to sell and transfer to Buyer 100% of the outstanding share capital of iMOBILEMAGIC – MOBILE EXPERIENCES, LDA, a Portuguese limited liability company (sociedade por quotas) (the “Company”). Capitalized terms used and not defined in this Agreement shall have the meanings ascribed thereto in the Purchase Agreement.

WHEREAS, the Parties have agreed under the Purchase Agreement to deposit in escrow certain securities and wish such deposit to be subject to the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1. Appointment. The Parties hereby appoint the Escrow Agent as their escrow agent for the purposes set forth herein, and the Escrow Agent hereby accepts such appointment under the terms and conditions set forth herein.

2. Escrowed Shares.

(a) Buyer agrees to deposit with the Escrow Agent 1,628,676 (one million six hundred and twenty eight thousand six hundred and seventy six) shares of Buyer’s common stock (the “Escrowed Shares”) on the date hereof, for the benefit of each Seller in the amounts indicated on Exhibit A. The Escrow Agent shall hold the Escrowed Shares as a book position registered in the name of Computershare Trust Company, N.A. as Escrow Agent for the benefit of Sellers in the amounts set forth for each Seller in Exhibit A.

(b) The Escrowed Shares shall consist of:

i. 162,868 (one hundred and sixty two thousand eight hundred and sixty eight) shares available to satisfy claims for Buyer Damages under Article 8 of the Purchase Agreement up to a total maximum amount of Escrowed Shares with an aggregate market value, based on the Closing Share Price, of €100,000 (one hundred thousand euros) (the “Indemnity Shares”); and

ii. 1,465,808 (one million four hundred and sixty five thousand eight hundred and eight) shares, plus any Indemnity Shares which continue to be held by Escrow Agent, subject to Buyer’s repurchase right under Section 1.3(a) of the Purchase Agreement (the “Repurchase Shares”).

(c) As soon as practicable (but no later than five (5) Business Days) after the date that is twenty-four (24) months following the date of this Agreement (the “Escrow Termination Date”), and provided that the Buyer has not delivered a repurchase notice under Section 5 hereof, the Escrow Agent shall release the remaining portion of Escrowed Shares held by the Escrow Agent, less any Reserved Portion (as defined herein), and transfer and deliver them to the relevant accounts indicated by the Sellers. Any Reserved Portion shall continue to be held in escrow under this Agreement by the Escrow Agent until the claims contained in any applicable Claim Certificate(s) become resolved, even if such claims have not been finally resolved prior to the Escrow Termination Date. After the Escrow Termination Date, the Escrow Agent shall only release all or any amount of the Reserved Portion to Buyer or Sellers from the Escrowed Shares pursuant to Section 4 hereof.

3. Rights in Escrowed Shares.

(a) During the term of this Agreement, each Seller shall have the right to exercise any voting rights with respect to the Escrowed Shares attributable to such Sellers in Exhibit A. The Sellers shall direct the Escrow Agent in writing as to the exercise of any such voting rights, and the Escrow Agent shall comply, to the extent it is able to do so, with any such directions of the Sellers. In the absence of such directions, the Escrow Agent shall not vote any of the shares comprising the Escrowed Shares.

(b) Any cash dividends paid with respect to the Escrowed Shares shall be paid to each Seller as appropriate.

(c) In the event of any stock split, reverse stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event, or any distribution to holders of the common stock of the Buyer, other than a regular cash dividend, the Escrowed Shares shall be appropriately adjusted on a pro rata basis.

(d) The Escrow Agent does not own or have any interest in the Escrowed Shares but is serving as escrow holder, having only possession thereof and agreeing to hold and distribute the Escrowed Shares in accordance with the terms and conditions set forth herein.

4. Indemnity Shares.

(a) The Indemnity Shares shall serve as security for the indemnification obligations of Sellers set forth in Article 8 of the Purchase Agreement. If on or before the Escrow Termination Date, the Escrow Agent has received from Buyer a copy of one or more Claim Certificates delivered to Sellers pursuant to Section 8.4 of the Purchase Agreement, then the Escrow Agent shall continue to keep in escrow an amount of Indemnity Shares equal to the amount of Buyer Damages set forth in such Claim Certificate (the “Reserved Portion”) (based on the Closing Share Price of such Indemnity Shares) until such Claim Certificate is resolved as provided in Article 8 of the Purchase Agreement. For the avoidance of doubt, the preceding sentence shall survive the Escrow Termination Date.

(b) The Escrow Agent shall distribute the Reserved Portion of any Indemnity Shares subject to a Claim Certificate only in accordance with: (i) any joint written instructions executed by both Sellers and Buyer; or (ii) a written notification from Buyer of a final decision, order, judgment or decree of an arbitration conducted in accordance with Article 8 and Section 10.8 of the Purchase Agreement (a “Final Order”). The Escrow Agent shall be entitled to rely on any such joint written instructions or Final Order and upon receipt thereof shall promptly distribute that portion of the remaining Indemnity Shares as instructed in such joint written instructions or Final Order.

(c) Notwithstanding anything to the contrary in this Agreement, if the Escrow Agent receives joint written instructions from Buyer and all Sellers, or their respective successors or assigns, as to the disbursement of the Indemnity Shares, the Escrow Agent shall disburse the Indemnity Shares pursuant to such joint written instructions. The Escrow Agent shall have no obligation to follow any directions set forth in any joint written instructions unless and until the Escrow Agent is satisfied, in its reasonable discretion, that the persons executing said joint written instructions are authorized to do so.

5. Repurchase Shares.

(a) Pursuant to Section 1.3(a) of the Purchase Agreement, Buyer shall have the right at any time prior to the Escrow Termination Date to repurchase all the Repurchase Shares, plus any Indemnity Shares which are held by the Escrow Agent and remain undistributed pursuant to Section 4 above, for a cash price per share equal to the Closing Share Price plus interest at an interest rate of 10% per annum.

(b) To exercise such repurchase right, the Buyer shall deliver to the Escrow Agent and the Sellers a written notification confirming its intention to repurchase all the Repurchase Shares and Indemnity Shares and pay the respective repurchase price by delivery of cash equal to the applicable purchase price. Any repurchase of less than all Escrowed Shares shall be divided on a pro rata basis among all Sellers. The Escrow Agent shall promptly, but no later than five (5) Business Days after receipt of such notice and evidence of payment of the repurchase price to the Sellers, deliver the shares to be repurchased to Buyer.

(c) Upon delivery of any and all remaining Escrowed Shares by the Escrow Agent pursuant to Section 4 or this Section 5, this Agreement shall terminate, subject to the provisions of Section 9.

6. Escrow Agent.

(a) The Escrow Agent shall have only those duties as are specifically and expressly provided herein, which shall be deemed purely ministerial in nature, and no other duties shall be implied. The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of, nor have any requirements to comply with, the terms and conditions of any other agreement, instrument or document between the Parties, in connection herewith, if any, including without limitation the Purchase Agreement, nor shall the Escrow Agent be required to determine if any person or entity has complied with any such agreements, nor shall any additional obligations of the Escrow Agent be inferred from the terms of such agreements, even though reference thereto may be made in this Agreement. In the event of any conflict between the terms and provisions of this Agreement, those of the Purchase Agreement, any schedule or exhibit attached to this Agreement, or any other agreement among the Parties, the terms and conditions of this Agreement shall control only in connection with any matter related to the Escrow Agent. The Escrow Agent may rely upon and shall not be liable for acting or refraining from acting upon any written notice, document, instruction or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper Party or Parties without inquiry and without requiring substantiating evidence of any kind. The Escrow Agent shall not be liable to any Party, any beneficiary or other person for refraining from acting upon any instruction setting forth, claiming, containing, objecting to, or related to the transfer or distribution of the Escrowed Shares, or any portion thereof, unless such instruction shall have been delivered to the Escrow Agent in accordance with Section 11 below and the Escrow Agent has been able to satisfy any applicable security procedures as may be required hereunder and as set forth in Section 11. The Escrow Agent shall be under no duty to inquire into or investigate the validity, accuracy or content of any such document, notice, instruction or request. The Escrow Agent shall have no duty to solicit any payments which may be due it or the Escrowed Shares nor shall the Escrow Agent have any duty or obligation to confirm or verify the accuracy or correctness of any amounts deposited with it hereunder.

(b) The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it except to the extent that a final adjudication of a court of competent jurisdiction determines that the Escrow Agent’s gross negligence or willful misconduct was the primary cause of any loss to either Party. The Escrow Agent may execute any of its powers and perform any of its duties hereunder directly or through affiliates or agents. The Escrow Agent may consult with counsel, accountants and other skilled persons to be selected and retained by it. The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with, or in reasonable reliance upon, the advice or opinion of any such counsel, accountants or other skilled persons. In the event that the Escrow Agent shall be uncertain or believe there is some ambiguity as to its duties or rights hereunder or shall receive instructions, claims or demands from any Party hereto which, in its opinion, conflict with any of the provisions of this Agreement, it shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow until it shall be given a direction in writing by the Parties which eliminates such ambiguity or uncertainty to the satisfaction of Escrow Agent or by a final and non-appealable order or judgment of a court of competent jurisdiction. The Parties agree to pursue any redress or recourse in connection with any dispute without making the Escrow Agent a party to the same.

7. Succession.

(a) The Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving thirty (30) days advance notice in writing of such resignation to the Parties specifying a date when such resignation shall take effect. If the Parties have failed to appoint a successor escrow agent prior to the expiration of thirty (30) days following receipt of the notice of resignation, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent within relevant jurisdiction or for other appropriate relief, and any such resulting appointment shall be binding upon all of the Parties hereto. Escrow Agent’s sole responsibility after such thirty (30) day notice period expires shall be to hold the Escrowed Shares (without any obligation to reinvest the same) and to deliver the same to a designated substitute escrow agent, if any, or in accordance with the directions of a final order or judgment of a court of competent jurisdiction, at which time of delivery Escrow Agent’s obligations hereunder shall cease and terminate, subject to the provisions of Section 9 hereunder. In accordance with Section 9 below, the Escrow Agent shall have the right to withhold an amount of shares equal to 50% of any dollar amount due and owing to the Escrow Agent, plus any costs and expenses the Escrow Agent shall reasonably believe may be incurred by the Escrow Agent in connection with the termination of the Agreement divided by the closing price per share on the principal trading market for Buyer’s common stock on the immediately preceding trading day.

(b) Any entity into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any entity to which all or substantially all the escrow business may be transferred, shall be the Escrow Agent under this Agreement without further act.

8. Compensation and Reimbursement. The Escrow Agent shall be entitled to compensation for its services under this agreement as Escrow Agent and for reimbursement for its reasonable out-of-pocket costs and expenses, in the amounts and payable as set forth on Schedule 2. All amounts owing under the foregoing sentence shall be paid one-half by Buyer and one-half by Sellers. The Escrow Agent shall also be entitled to payment of any amounts to which the Escrow Agent is entitled under the indemnification provisions contained herein as set forth in Section 9, one-half by Buyer and one-half by Sellers.

9. Indemnity.

(a) Subject to Section 9(c) below, Escrow Agent shall be liable for any losses, damages, claims, liabilities, penalties, judgments, settlements, actions, suits, proceedings, litigations, investigations, costs or expenses (including without limitation, the fees and expenses of outside counsel and experts and their staffs and all expenses of document location, duplication and shipment) (collectively “Losses”) only to the extent such Losses are determined by a court of competent jurisdiction to be a result of Escrow Agent’s gross negligence or willful misconduct; provided, however, that any liability of Escrow Agent will be limited in the aggregate to the value of the Escrowed Shares deposited with the Escrow Agent.

(b) The Parties shall jointly and severally indemnify and hold Escrow Agent harmless from and against, and Escrow Agent shall not be responsible for, any and all Losses arising out of or attributable to Escrow Agent’s duties under this Agreement or this appointment, including the reasonable costs and expenses of defending itself against any Losses or enforcing this Agreement, except to the extent of liability described in Section 9(a) above.

(c) Without limiting the Parties’ indemnification obligations set forth in Section 9(b) above, neither the Parties nor the Escrow Agent shall be liable for any incidental, indirect, special or consequential damages of any nature whatsoever, including, but not limited to, loss of anticipated profits, occasioned by a breach of any provision of this Agreement even if apprised of the possibility of such damages.

(d) This Section 9 shall survive termination of this Agreement or the resignation, replacement or removal of the Escrow Agent for any reason.

10. Patriot Act Disclosure/Taxpayer Identification Numbers/Tax Reporting.

(a) Patriot Act Disclosure. Section 326 of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”) requires the Escrow Agent to implement reasonable procedures to verify the identity of any person that opens a new account with it. Accordingly, the Parties acknowledge that Section 326 of the USA PATRIOT Act and the Escrow Agent’s identity verification procedures require the Escrow Agent to obtain information which may be used to confirm the Parties identity including without limitation name, address and organizational documents (“identifying information”). The Parties agree to provide the Escrow Agent with and consent to the Escrow Agent obtaining from third parties any such identifying information required as a condition of opening an account with or using any service provided by the Escrow Agent.

(b) Certification and Tax Reporting. The Parties, if applicable, have provided the Escrow Agent with their respective fully executed Internal Revenue Service (“IRS”) Form W-8, or W-9 and/or other required documentation. All interest or other income earned under this Agreement shall be allocated to Sellers and reported, as and to the extent required by law, by the Escrow Agent to the IRS, or any other taxing authority, on IRS Form 1099 or 1042S (or other appropriate form) as income earned from the Escrowed Shares by Sellers whether or not said income has been distributed during such year. Escrow Agent shall withhold any taxes it deems appropriate in the absence of proper tax documentation or as required by law, and shall remit such taxes to the appropriate authorities. The Parties hereby represent and warrant to the Escrow Agent that (i) there is no sale or transfer of an United States Real Property Interest as defined under IRC Section 897(c) in the underlying transaction giving rise to this Agreement; and (ii) such underlying transaction does not constitute an installment sale requiring any tax reporting or withholding of imputed interest or original issue discount to the IRS or other taxing authority.

11. Notices. All communications hereunder shall be in writing and except for communications from the Parties setting forth, claiming, containing, objecting to, or in any way related to the full or partial transfer or distribution of the Escrowed Shares, including but not limited to transfer instructions (all of which shall be specifically governed by Section 12 below), shall be deemed to be duly given after it has been received and the receiving party has had a reasonable time to act upon such communication if it is sent or served:

(a) by facsimile or other electronic transmission (including e-mail);

(b) by overnight courier; or

(c) by prepaid registered mail, return receipt requested;

to the appropriate notice address set forth below or at such other address as any party hereto may have furnished to the other parties in writing by registered mail, return receipt requested.

If to Sellers:	To the address or location provided for notice under the Purchase Agreement.

If to Buyer:	To the address or location provided for notice under the Purchase Agreement.

If to the Escrow Agent:	Computershare Trust Company, N.A. 8742 Lucent Boulevard, Suite 225 Highlands Ranch, CO 80129 Facsimile No. (303) 262-0608 Attention: John Wahl / Rose Stroud

With a copy to:	Computershare Trust Company, N.A. 480 Washington Boulevard Jersey City, NJ 07310 Attn: General Counsel Facsimile: (201) 680-4610

Notwithstanding the above, in the case of communications delivered to the Escrow Agent, such communications shall be deemed to have been given on the date received by an officer of the Escrow Agent or any employee of the Escrow Agent who reports directly to any such officer at the above-referenced office. In the event that the Escrow Agent, in its sole discretion, shall determine that an emergency exists, the Escrow Agent may use such other means of communication as the Escrow Agent deems appropriate. For purposes of this Agreement, “Business Day” shall mean any day other than a Saturday, Sunday or any other day on which the Escrow Agent located at the notice address set forth above is authorized or required by law or executive order to remain closed.

12. Security Procedures. Notwithstanding anything to the contrary as set forth in Section 11, any instructions setting forth, claiming, containing, objecting to, or in any way related to the transfer or distribution, including but not limited to any transfer instructions that may otherwise be set forth in a written instruction permitted pursuant to Section 4 of this Agreement, may be given to the Escrow Agent only by confirmed facsimile or other electronic transmission (including e-mail) and no instruction for or related to the transfer or distribution of the Escrowed Shares, or any portion thereof, shall be deemed delivered and effective unless the Escrow Agent actually shall have received such instruction by facsimile or other electronic transmission (including e-mail) at the number or e-mail address provided to the Parties by the Escrow Agent in accordance with Section 11 and as further evidenced by a confirmed transmittal to that number.

(a) In the event transfer instructions are so received by the Escrow Agent by facsimile or other electronic transmission (including e-mail), the Escrow Agent is authorized to seek confirmation of such instructions by telephone call-back to the person or persons designated on Schedule 1 hereto, and the Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by the Escrow Agent. If the Escrow Agent is unable to contact any of the authorized representatives identified in Schedule 1, the Escrow Agent is hereby authorized both to receive written instructions from and seek confirmation of such instructions by telephone call-back to any one or more of Buyer’s executive officers, (“Executive Officers”), as the case may be, which shall include the titles of President, Chief Executive Officer, Controller, General Counsel and Chief Financial Officer, as the Escrow Agent may select. Such Executive Officer shall deliver to the Escrow Agent a fully executed incumbency certificate, and the Escrow Agent may rely upon the confirmation of anyone purporting to be any such officer.

(b) Sellers acknowledges that the Escrow Agent is authorized to deliver the Escrowed Shares to the custodian account or recipient designated by the Sellers in writing.

Buyer acknowledges that the Escrow Agent is authorized to deliver the Escrowed Shares to the address provided for notice to Buyer or any address provided in a Claims Notice.

13. Compliance with Court Orders. In the event that any escrow property shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the property deposited under this Agreement, the Escrow Agent is hereby expressly authorized, in its sole discretion, to obey and comply with all writs, orders or decrees so entered or issued, which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction, and in the event that the Escrow Agent reasonably obeys or complies with any such writ, order or decree it shall not be liable to any of the parties hereto or to any other person, entity, firm or corporation, by reason of such compliance notwithstanding such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

14. Miscellaneous. Except for transfer instructions as provided in Section 12, the provisions of this Agreement may be waived, altered, amended or supplemented, in whole or in part, only by a writing signed by the Escrow Agent and all of the Parties. Neither this Agreement nor any right or interest hereunder may be assigned in whole or in part by the Escrow Agent or any Party, except as provided in Section 7, without the prior consent of the Escrow Agent and the other parties. This Agreement shall be governed by and construed under the laws of the State of New York. Each Party and the Escrow Agent irrevocably waives any objection on the grounds of venue, forum non-conveniens or any similar grounds and irrevocably consents to service of process by mail or in any other manner permitted by applicable law and consents to the jurisdiction of any court of the State of New York or United States federal court, in each case, sitting in New York County, New York. The Parties and the Escrow Agent further hereby waive any right to a trial by jury with respect to any lawsuit or judicial proceeding arising or relating to this Agreement. No party to this Agreement is liable to any other party for losses due to, or if it is unable to perform its obligations under the terms of this Agreement because of, acts of God, fire, war, terrorism, floods, strikes, electrical outages, equipment or transmission failure, or other causes reasonably beyond its control. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. All signatures of the parties to this Agreement may be transmitted by facsimile or other electronic transmission (including e-mail), and such facsimile or other electronic transmission (including e-mail) will, for all purposes, be deemed to be the original signature of such party whose signature it reproduces, and will be binding upon such party. If any provision of this Agreement is determined to be prohibited or unenforceable by reason of any applicable law of a jurisdiction, then such provision shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof, and any such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provisions in any other jurisdiction. A person who is not a party to this Agreement shall have no right to enforce any term of this Agreement. The Parties represent, warrant and covenant that each document, notice, instruction or request provided by such Party to Escrow Agent shall comply with applicable laws and regulations. Where, however, the conflicting provisions of any such applicable law may be waived, they are hereby irrevocably waived by the parties hereto to the fullest extent permitted by law, to the end that this Agreement shall be enforced as written. Except as expressly provided in Section 9 above, nothing in this Agreement, whether express or implied, shall be construed to give to any person or entity other than the Escrow Agent and the Parties any legal or equitable right, remedy, interest or claim under or in respect of this Agreement or the Escrowed Shares escrowed hereunder.

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IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement as of the date set forth above.

“BUYER” SMITH MICRO SOFTWARE, INC.

By:	/s/ William W. Smith, Jr.
Name: William W. Smith, Jr.
Title: Chief Executive Officer
“SELLERS”
Marco Leal		Skybusiness, S.A.

/s/ Marco Leal		By:	/s/ Carlos Nuno Alves de Oliveira
Name: Carlos Nuno Alves de Oliveira Title: Director

Blue Wave, S.A.		Pathena, S.A.

By:	/s/ António Manuel Nestor Ribeiro	By:	/s/ Vitor Manuel da Rocha Dinis
Name: António Manuel Nestor Ribeiro Title: Director		Name: Vitor Manuel da Rocha Dinis Title: Director

COMPUTERSHARE TRUST COMPANY, N.A. as Escrow Agent

By:	/s/ John M. Wahl

Name:	John M. Wahl

Title:	Corporate Trust Officer

EXHIBIT A

SELLERS:

1. Marco Leal – 407,169 Escrowed Shares

2. Skybusiness, S.A. – 447,886 Escrowed Shares

3. Blue Wave, S.A. – 447,886 Escrowed Shares

4. Pathena, S.A. – 325,735 Escrowed Shares